Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

RECEIVED
NOV -5 A

07027737

October 29, 2007

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

SUPPL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Brief Statement of Interim Financial Results and Forecast for the Fiscal Year Ending March 2008 (dated October 25, 2007)
- Notice of Financial Forecast Modifications (dated October 25, 2007)
- Notice of Year-end Dividend Forecast Modification (dated October 25, 2007)
- Notice of Dissolution of a Subsidiary (summary translation dated October 25, 2007)
- Financial Results Briefing: Supplementary Information (dated October 26, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

October 25, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Consolidated Results for the Six Months Ended September 2006 and 2007, and Year Ended March 31, 2007

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '07	694,803	132.5	188,784	181.3	215,376	127.5	132,421	143.7
Six months ended Sept. 30, '06	298,817	69.4	67,111	242.2	94,676	66.6	54,345	48.4
Year ended Mar. 31, '07	966,534	-	226,024	-	288,839	-	174,290	-

	Net income per share	Diluted income per share
	yen	yen
Six months ended Sept. 30, '07	1,035.36	-
Six months ended Sept. 30, '06	424.86	-
Year ended Mar. 31, '07	1,362.61	-

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Sept. 30, '07	1,659,239	1,152,250	69.4	9,008.34
As of Sept. 30, '06	1,263,030	989,319	78.3	7,733.31
As of Mar. 31, '07	1,575,597	1,102,018	69.9	8,614.97

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - ending
	million yen	million yen	million yen	million yen
Six months ended Sept. 30, '07	25,848	106,995	(79,533)	746,557
Six months ended Sept. 30, '06	19,993	(25,485)	(40,994)	580,835
Year ended Mar. 31, '07	274,634	(174,603)	(50,137)	688,737

2. Cash dividends

	Dividend per share		
	Interim	Year-end	Annual
Year ended Mar. 31, '07	yen 70.00	yen 620.00	yen 690.00
Year ending Mar. 31, '08	140.00		1,090.00
Year ending Mar. 2008 (forecast)		950.00	

3. Forecast for the fiscal year ending March 2008 (April 1, 2007 - March 31, 2008)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Year ending Mar. 2008	1,550,000	60.4	420,000	85.8	460,000	59.3	275,000	57.8	2,150.16

4. Others

(1) Changes for important subsidiaries during the six months ended September 30, 2007

Not applicable

(2) Changes on the basis of consolidated financial statements preparation

① Related to accounting standard revisions etc. Applicable

② Other changes Not applicable

[Note] Please refer to "Changes on the Basis of Consolidated Financial Statements Preparation" at page 13 for details.

(3) Outstanding shares (common shares)

① Number of shares outstanding (including treasury stock) shares

As of Sept. 30, '07: 141,669,000 As of Sept. 30, '06: 141,669,000 As of Mar. 31, '07: 141,669,000

② Number of treasury stock shares

As of Sept. 30, '07: 13,773,215 As of Sept. 30, '06: 13,759,852 As of Mar. 31, '07: 13,765,987

③ Average number of shares shares

As of Sept. 30, '07: 127,899,242 As of Sept. 30, '06: 127,911,816 As of Mar. 31, '07: 127,908,919

(Reference) Non-consolidated results

1. Non-consolidated results for the years ended September 2006 and 2007, and year ended March 31, 2007

(1) Non-consolidated operating results

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '07	634,996	121.7	166,987	139.5	186,257	100.4	109,935	190.1
Six months ended Sept. 30, '06	286,393	59.2	69,727	148.0	92,923	50.7	37,897	(4.3)
Year ended Mar. 31, '07	898,639	-	212,288	-	263,403	-	142,743	-

	Net income per share
	yen
Six months ended Sept. 30, '07	859.55
Six months ended Sept. 30, '06	296.28
Year ended Mar. 31, '07	1,115.98

(2) Non-consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Sept. 30, '07	1,400,267	975,302	69.7	7,625.76
As of Sept. 30, '06	1,078,404	852,378	79.0	6,663.94
As of Mar. 31, '07	1,366,267	947,076	69.3	7,404.64

[Note]

Consolidated results for the year ending March 31, 2008 is revised and forecast figures after revision are set forth above. Please refer to "Notice of Financial Forecast Modifications" and "Notice of Dividend Forecast Modification" (both dated October 25, 2007) announced today for details.

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

With respect to the forecast, please refer to page 3 for the forward-looking conditions.

OPERATING RESULTS

1. Analysis of Operations

(1) Six months ended September 30, 2007

Throughout the six months ended September 30, 2007, the Japanese economy continued to show a pattern of recovery while concerns still remain over crude oil price trends and the impact of a slowdown in the U.S. economy. Intensified capital investments due to improvement in corporate earnings, as well as steady consumer spending led by improvements in employment, helped to support the Japanese economy. Looking overseas, in the U.S., instability in the financial markets could have a negative impact on its economy, despite making sustained and moderate improvements. The European economy showed steady performance supported by capital investments and exports.

In the video game industry, market expansion which had been led by handheld gaming machines is now expected to be accelerated by the new console gaming hardware.

Under such circumstances, Nintendo has continued to execute its strategy of expanding the gaming audience and therefore, has introduced unique products. "Nintendo DS" has gained wide-spread popularity with its software lineup known as "Touch! Generations" by which Nintendo has expanded the definition of video games. In addition, Nintendo's gaming console, "Wii", has been attracting all the members of family and has impacted how families view entertainment in the household.

Consolidated net sales for the half year ended September 30, 2007 resulted in 694.8 billion yen, including overseas sales of 541.0 billion yen, which accounted for 77.9% of total sales. Income before income taxes and extraordinary items was 215.3 billion yen. Net income was 132.4 billion yen.

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" has continued to enjoy favorable sales worldwide, reaching a total of 13.35 million units in these six months. As for "Nintendo DS" software, for instance, "Pokémon Diamond and Pearl" was released overseas after a launch in Japan last year and sold a total of 6.95 million units worldwide (12.17 million units life-to-date). In addition, both "Brain Age: Train Your Brain in Minutes a Day!" and the sequel version (which was released overseas during the half year) performed well, reaching a total of 5.19 million units (17.19 million units life-to-date). In addition, a number of long-term selling titles such as "Nintendogs" and "New Super Mario Bros." contributed to handheld software sales growth in the six months ended September 30, 2007.

As for the console business, "Wii" hardware sold a total of 7.33 million units in the first six months of the 2008 fiscal year. "Wii" software, such as "Mario Party 8", (which consists of more than 70 mini-games that allow the player to operate "Wii Remote" in its unique ways), sold a total of 2.89 million units. "Wii Sports" and "Wii Play", released in the last fiscal year, have continued to enjoy favorable sales as well. As a result, net sales in the electronic entertainment products division were 693.2 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.5 billion yen.

With respect to results by geographic segment, sales in Japan were 635.0 billion yen including inter-segment sales of 475.1 billion yen. Operating income was 167.1 billion yen. Sales in the Americas were 268.4 billion yen including inter-segment sales of 1.0 billion yen. Operating income was 14.8 billion yen. Sales in Europe were 246.0 billion yen. Operating income was 23.7 billion yen.

(2) Outlook for fiscal year ending March 31, 2008

Nintendo will continue to pursue expansion of the gaming population and offer various entertainment options that take root in our daily lives using the "Wii". Nintendo will aim to integrate health in entertainment with the launch of health-oriented software "Wii Fit" by using the "Balance Wii Board" which will enable you to measure your body balance and assist in your personal fitness while having fun at the same time. Nintendo's goal is to achieve higher internet connection rates and commence "WiiWare" which is to be purchased and downloaded as software for "Wii" exclusive use, offering various games rich in ideas. Moreover, Nintendo expects to satisfy both novice and skilled gamers alike by releasing "Super Mario Galaxy" and other software to be released such as "Super Smash Bros. Brawl".

Capitalizing on the widespread installed base of "Nintendo DS", Nintendo will continue to introduce multiple software lineups that will attract wide ranging user demographics.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2008, net sales are projected to reach 1,550 billion yen, operating income 420 billion yen, income before income taxes and extraordinary items 460 billion yen, net income 275 billion yen. Exchange rates used for the forecast are 115 yen per U.S. dollar and 160 yen per Euro.

[Note] Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

2. Financial Positions

Total assets increased overall by 83.6 billion yen compared to the previous fiscal year-end to 1,659.2 billion yen, due to an increase in trade accounts receivable accelerated by strong sales and inventories for this holiday season sales even though cash and deposits decreased due to payments of income taxes and dividends. Total liabilities increased by 33.4 billion yen compared to the previous fiscal year-end to 506.9 billion yen, mainly due to an increase in expenses related to the growth in sales. Net assets increased by 50.2 billion yen compared to the previous fiscal year-end to 1,152.2 billion yen, resulting from the fact that net income ended in 132.4 billion yen while dividends for the previous fiscal year amounted to 79.2 billion yen.

The ending balance of "Cash and cash equivalents" (collectively, Cash) as of September 30, 2007 increased by 57.8 billion yen compared to the previous fiscal year-end to 746.5 billion yen. Net increase (decrease) of Cash and contributing factors during the six months period ended September 30, 2007 are as follows.

Cash flows from operating activities:

Net cash from operating activities increased by 25.8 billion yen, primarily due to the fact that income before income taxes and minority interests ended in 217.6 billion yen, whereas notes and trade accounts receivable and inventories showed gains and income taxes amounted to 96.3 billion yen.

Cash flows from investing activities:

Net cash from investing activities increased by 106.9 billion yen mainly resulting from the decrease in time deposits exceeding the increase.

Cash flows from financing activities:

Net cash from financing activities decreased by 79.5 billion yen mainly due to payments for cash dividends.

Cash flow index trend

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007	As of September 30, 2007
Capital adequacy ratio	88.1 %	81.4 %	83.9 %	69.9 %	69.4 %
Capital adequacy ratio at market value	139.1	134.4	194.0	278.0	460.9

[Notes] Capital adequacy ratio: Total owners' equity and valuation and translation adjustments divided by Total assets
Capital adequacy ratio at market value: Total market value of stocks divided by Total assets
*Percentage figures are calculated on a consolidated basis.
*Total market value of stocks is calculated by multiplying closing price and the number of shares outstanding (excluding treasury stock) at the end of the period.

3. Basic Policy of Profit Distribution and Dividends

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for changes in the business environment and intensified competition. As for direct profit returns to our shareholders, dividends are paid based on profit levels achieved in each fiscal period.

The annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

The interim dividend for the six months ended September 30, 2007 has been established at 140 yen as set forth in the initial announcement. Dividend for the fiscal year ending March 31, 2008 will be 1,090 yen (interim : 140 yen, year-end : 950 yen) if earnings are in line with the financial forecast herein.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments and securing materials, enhancement of selling power including advertisement, and common stock buyback whenever deemed appropriate.

COMPANY GROUP INFORMATION

Among Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-two subsidiaries, and eight affiliates as of September 30, 2007, the main business is manufacturing and distribution of electronic entertainment products.

This information is omitted since nothing significant has changed from the one set forth in the Annual Securities Report filed on June 29, 2007.

MANAGEMENT POLICY

1.Basic Management Policy and 2.Target Management Index are omitted since nothing significant has changed from the ones set forth in the financial statements announced on June 29, 2007. Please refer to the following URL for further information.

(Nintendo homepage)
http://www.nintendo.co.jp/ir/en/index.html

3.Medium and Long Term Management Strategy and Challenges

Nintendo established its basic strategy of expanding the gaming audience some years ago after identifying that the market was stagnating due to the "Gamer Drift" phenomenon. Nintendo believed that the road to a bright future in the gaming industry would be achieved through expanding the size of the gaming population. To achieve this, Nintendo is offering brand new entertainment that takes root in our daily lives by expanding the definition of video games for all of our customers, regardless of age, gender or gaming experience.

"Nintendo DS" has been positioned as "a machine that enriches the owner's daily life". Nintendo has positioned "Wii" as "a machine that puts smiles on surrounding people's faces", encouraging communication among family members as each of them find something personally relevant and motivated to turn on the power every day in order to enjoy "the new life with 'Wii'".

In the challenging and competitive gaming industry, which consistently requires new and innovative products, it is essential for our human resources to be even more flexible and positive. By capitalizing on being the only hardware platform producer with powerful in-house software development teams, Nintendo will strive to expand its business and increase revenue and profit while adding new ideas to gaming and, as a result, continuing the pursuit of Nintendo's objective of expanding the gaming population.

CONSOLIDATED BALANCE SHEETS

Description \ Date	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Amount	%	Amount	%	Amount	%
(Assets)	million yen		million yen		million yen	
I Current assets						
1 Cash and deposits	783,630		912,668		962,197	
2 Notes and trade accounts receivable	71,358		152,494		89,666	
3 Securities	57,154		122,444		115,971	
4 Inventories	58,270		135,485		88,609	
5 Deferred income taxes	28,634		45,520		35,631	
6 Other current assets	97,873		119,013		104,483	
7 Allowance for doubtful accounts	(2,022)		(2,557)		(1,886)	
Total current assets	**1,094,900**	**86.7**	**1,485,069**	**89.5**	**1,394,673**	**88.5**
II Fixed assets						
1 Property, plant, and equipment						
(1) Buildings and structures	18,418		17,749		18,022	
(2) Land	32,663		31,520		32,595	
(3) Others	5,467		8,650		6,981	
Total property, plant, and equipment	56,549		57,919		57,600	
2 Intangible fixed assets	519		492		505	
3 Investments and other assets						
(1) Investments in securities	84,588		93,434		92,412	
(2) Deferred income taxes	11,132		18,433		14,414	
(3) Other investments and other assets	15,359		3,900		16,001	
(4) Allowance for doubtful accounts	(20)		(10)		(10)	
Total investments and other assets	111,060		115,757		122,818	
Total fixed assets	**168,130**	**13.3**	**174,170**	**10.5**	**180,924**	**11.5**
Total assets	**1,263,030**	**100.0**	**1,659,239**	**100.0**	**1,575,597**	**100.0**

Description \ Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
(Liabilities)	million yen		million yen		million yen	
I Current liabilities						
1 Notes and trade accounts payable	154,285		305,690		301,080	
2 Accrued income taxes	46,089		92,255		90,013	
3 Reserve for bonuses	1,555		1,651		1,779	
4 Reserve for directors' bonuses	130		376		-	
5 Other current liabilities	66,660		101,676		75,563	
Total current liabilities	**268,722**	**21.3**	**501,649**	**30.3**	**468,436**	**29.8**
II Non-current liabilities						
1 Non-current accounts payable	863		836		698	
2 Reserve for employees' retirement and severance benefits	4,125		4,502		4,443	
Total non-current liabilities	**4,989**	**0.4**	**5,338**	**0.3**	**5,142**	**0.3**
Total liabilities	**273,711**	**21.7**	**506,988**	**30.6**	**473,578**	**30.1**
(Net assets)						
I Owners' equity						
1 Common stock	10,065		10,065		10,065	
2 Additional paid-in capital	11,585		11,593		11,586	
3 Retained earnings	1,109,301		1,273,414		1,220,293	
4 Treasury stock	(155,214)		(155,738)		(155,396)	
Total owners' equity	**975,737**	**77.3**	**1,139,335**	**68.7**	**1,086,549**	**69.0**
II Valuation and translation adjustments						
1 Unrealized gains on other securities	9,910		6,822		8,898	
2 Translation adjustments	3,513		5,971		6,432	
Total valuation and translation adjustments	**13,423**	**1.0**	**12,794**	**0.7**	**15,331**	**0.9**
III Minority interests	**157**	**0.0**	**121**	**0.0**	**138**	**0.0**
Total net assets	**989,319**	**78.3**	**1,152,250**	**69.4**	**1,102,018**	**69.9**
Total liabilities and net assets	**1,263,030**	**100.0**	**1,659,239**	**100.0**	**1,575,597**	**100.0**

CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
	million yen	%	million yen	%	million yen	%
I Net sales	298,817	100.0	694,803	100.0	966,534	100.0
II Cost of sales	162,974	54.5	413,048	59.4	568,722	58.8
Gross margin	**135,842**	**45.5**	**281,754**	**40.6**	**397,812**	**41.2**
III Selling, general, and administrative expenses	68,730	23.0	92,969	13.4	171,787	17.8
Operating income	**67,111**	**22.5**	**188,784**	**27.2**	**226,024**	**23.4**
IV Other income	**27,958**	**9.3**	**27,259**	**3.9**	**63,830**	**6.6**
1 Interest income	15,443		20,891		33,987	
2 Foreign exchange gains	10,057		2,149		25,741	
3 Other	2,456		4,218		4,101	
V Other expenses	**393**	**0.1**	**666**	**0.1**	**1,015**	**0.1**
1 Sales discount	321		510		919	
2 Other	72		156		95	
Income before income taxes and extraordinary items	**94,676**	**31.7**	**215,376**	**31.0**	**288,839**	**29.9**
VI Extraordinary gains	**253**	**0.1**	**3,885**	**0.5**	**1,482**	**0.2**
1 Reversal of allowance for doubtful accounts	7		-		338	
2 Reversal of unrealized losses on investments in securities	245		-		-	
3 Gains on sales of fixed assets	-		3,885		252	
4 Gains on sales of investments in securities	-		-		891	
VII Extraordinary losses	**1**	**0.0**	**1,623**	**0.2**	**720**	**0.1**
1 Losses on disposal of fixed assets	1		16		384	
2 Unrealized losses on investments in securities	-		1,606		335	
Income before income taxes and minority interests	**94,929**	**31.8**	**217,639**	**31.3**	**289,601**	**30.0**
Provision for income taxes and enterprise taxes	42,588	14.3	97,398	14.0	126,764	13.1
Prior year income taxes	2,661	0.9	-	-	2,379	0.3
Income taxes deferred	(4,647)	(1.6)	(12,103)	(1.8)	(13,796)	(1.4)
Minority interests	(18)	(0.0)	(76)	(0.0)	(37)	(0.0)
Net income	**54,345**	**18.2**	**132,421**	**19.1**	**174,290**	**18.0**

CONSOLIDATED STATEMENT OF NET ASSETS

Six months period ended September 30, 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Amount of changes in the six months period					
* Dividends from retained earnings	-	-	(40,932)	-	(40,932)
* Directors' bonuses	-	-	(185)	-	(185)
Net income	-	-	54,345	-	54,345
Purchase of treasury stock	-	-	-	(102)	(102)
Disposal of treasury stock	-	0	-	0	0
Net amount of changes in the six months period other than owners' equity	-	-	-	-	-
Total amount of changes in the six months period	-	0	13,227	(102)	13,125
Balance as of September 30, 2006	10,065	11,585	1,109,301	(155,214)	975,737

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2006	10,717	762	176
Amount of changes in the six months period			
* Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the six months period other than owners' equity	(807)	2,751	(18)
Total amount of changes in the six months period	(807)	2,751	(18)
Balance as of September 30, 2006	9,910	3,513	157

[Note] * Allocated at the annual general meeting of shareholders' held in June 2006.

CONSOLIDATED STATEMENT OF NET ASSETS

Six months period ended September 30, 2007 (April 1, 2007 - September 30, 2007)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549
Amount of changes in the six months period					
Dividends from retained earnings	-	-	(79,299)	-	(79,299)
Net income	-	-	132,421	-	132,421
Purchase of treasury stock	-	-	-	(344)	(344)
Disposal of treasury stock	-	6	-	2	8
Net amount of changes in the six months period other than owners' equity	-	-	-	-	-
Total amount of changes in the six months period	-	6	53,121	(342)	52,786
Balance as of September 30, 2007	10,065	11,593	1,273,414	(155,738)	1,139,335

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2007	8,898	6,432	138
Amount of changes in the six months period			
Dividends from retained earnings	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the six months period other than owners' equity	(2,075)	(461)	(17)
Total amount of changes in the six months period	(2,075)	(461)	(17)
Balance as of September 30, 2007	6,822	5,971	121

CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Amount of changes in the fiscal year					
* Dividends from retained earnings	-	-	(40,932)	-	(40,932)
Dividends from retained earnings	-	-	(8,953)	-	(8,953)
* Directors' bonuses	-	-	(185)	-	(185)
Net income	-	-	174,290	-	174,290
Purchase of treasury stock	-	-	-	(284)	(284)
Disposal of treasury stock	-	1	-	1	2
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	1	124,219	(283)	123,937
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2006	10,717	762	176
Amount of changes in the fiscal year			
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the fiscal year other than owners' equity	(1,819)	5,670	(37)
Total amount of changes in the fiscal year	(1,819)	5,670	(37)
Balance as of March 31, 2007	8,898	6,432	138

[Note] * Allocated at the annual general meeting of shareholders' held in June 2006.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description \ Period	Six months ended September 30, 2006	Six months ended September 30, 2007	Year Ended March 31, 2007
	Amount	Amount	Amount
	million yen	million yen	million yen
I Cash flows from operating activities:			
Income before income taxes and minority interests	94,929	217,639	289,601
Depreciation and amortization	2,032	3,474	5,968
Increase (decrease) in allowance for doubtful accounts	472	699	313
Interest and dividends income	(15,707)	(21,122)	(34,510)
Interest expenses	0	0	0
Foreign exchange losses (gains)	(10,006)	(1,051)	(21,375)
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	(1,292)	(2,424)	(798)
Decrease (increase) in notes and trade accounts receivable	(26,007)	(62,915)	(42,687)
Decrease (increase) in inventories	(26,334)	(45,850)	(54,669)
Increase (decrease) in notes and trade accounts payable	36,179	(4,136)	168,070
Increase (decrease) in consumption taxes payable	794	(1,279)	3,416
Other, net	17,844	18,633	24,707
Sub-total	72,904	101,667	338,037
Interest and dividends received	15,012	20,561	32,921
Interest paid	(0)	(0)	(0)
Income taxes paid	(67,924)	(96,379)	(96,324)
Net cash provided by (used in) operating activities	19,993	25,848	274,634
II Cash flows from investing activities:			
Increase in time deposits	(319,182)	(285,373)	(776,866)
Decrease in time deposits	328,775	429,477	651,372
Payments for acquisition of securities	(51,254)	(133,855)	(112,957)
Proceeds from sales and redemption of securities	48,528	108,678	117,001
Payments for acquisition of property, plant and equipment	(1,160)	(4,037)	(6,144)
Proceeds from sales of property, plant and equipment	7	4,888	372
Payments for investments in securities	(30,930)	(14,327)	(52,069)
Proceeds from sales and redemption of investments in securities	-	1,207	6,173
Other, net	(267)	336	(1,485)
Net cash provided by (used in) investing activities	(25,485)	106,995	(174,603)
III Cash flows from financing activities:			
Payments for acquisition of treasury stock	(110)	(344)	(282)
Cash dividends paid	(40,884)	(79,190)	(49,857)
Other, net	0	2	2
Net cash provided by (used in) financing activities	(40,994)	(79,533)	(50,137)
IV Effect of exchange rate changes on cash and cash equivalents	10,182	4,509	21,704
V Net increase (decrease) of cash and cash equivalents	(36,304)	57,820	71,597
VI Cash and cash equivalents - Beginning	617,139	688,737	617,139
VII Cash and cash equivalents - Ending	580,835	746,557	688,737

CHANGES ON THE BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PREPARATION

(Changes in accounting policies)

(Depreciation procedure for important depreciable assets)

Effective as of the consolidated accounting period ended September 30, 2007, the Company and its domestic subsidiaries have changed their depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No. 6 dated March 30, 2007 and partial amendment in income tax law enforcement order No. 83 dated March 30, 2007) for the tangible assets acquired on and after April 1, 2007. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

(Addtional information)

As for tangible assets acquired on and before March 31, 2007, differences between 5% equivalent of acquisition price and memorandum value are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

NOTES PERTAINING TO CONSOLIDATED FINANCIAL STATEMENTS

a. Notes pertaining to consolidated balance sheets, statements of income, statements of net assets, and statements of cash flows

(Consolidated balance sheets information)

	million yen As of September 30, 2006	million yen As of September 30, 2007	million yen As of March 31, 2007
Accumulated depreciation of property, plant, and equipment	40,642	46,201	43,265

(Consolidated statements of cash flows information)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	million yen As of September 30, 2006	million yen As of September 30, 2007	million yen As of March 31, 2007
Cash and deposits account	783,630	912,668	962,197
Time deposits (over 3 months)	(225,718)	(225,308)	(360,838)
Short-term investments due within 3 months after aquisition	22,923	59,198	87,378
Cash and cash equivalents - Ending	580,835	746,557	688,737

b. Segment Information

1. Segment Information by Business Categories

Considering similarities of categories, characteristics, manufacturing method, or sales market of what Nintendo deals in, the electronic entertainment product segment accounts for over 90% of total sales and operating income of all business category segments, with no other segments to be reported on the basis of disclosure rules. Therefore, this information is not applicable to Nintendo's business.

2. Segment Information by Seller's Location

Six months period ended September 30, 2006

million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net sales							
(1) Sales to third parties	124,474	92,823	78,040	3,478	298,817	-	298,817
(2) Inter-segment sales	161,919	1,207	2	40	163,171	(163,171)	-
Total	286,393	94,031	78,043	3,519	461,988	(163,171)	298,817
Operating expenses	216,788	94,028	74,996	3,551	389,364	(157,659)	231,705
Operating income	69,605	3	3,046	(32)	72,623	(5,511)	67,111

Six months period ended September 30, 2007

million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net sales							
(1) Sales to third parties	159,878	267,397	246,084	21,442	694,803	-	694,803
(2) Inter-segment sales	475,176	1,059	0	119	476,355	(476,355)	-
Total	635,055	268,456	246,085	21,561	1,171,158	(476,355)	694,803
Operating expenses	467,878	253,595	222,357	19,644	963,475	(457,456)	506,018
Operating income	167,177	14,861	23,727	1,917	207,683	(18,898)	188,784

Year ended March 31, 2007

million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net sales							
(1) Sales to third parties	331,385	352,377	266,156	16,614	966,534	-	966,534
(2) Inter-segment sales	567,384	2,345	15	121	569,866	(569,866)	-
Total	898,770	354,723	266,171	16,735	1,536,401	(569,866)	966,534
Operating expenses	686,529	340,345	249,219	16,833	1,292,928	(552,418)	740,509
Operating income	212,240	14,378	16,952	(98)	243,472	(17,448)	226,024

3. Overseas sales

Six months ended September 30, 2006

million yen

	The Americas	Europe	Other	Total
Ⅰ Overseas sales	93,150	78,051	6,439	177,641
Ⅱ Consolidated net sales				298,817
Ⅲ Ratio of overseas sales to consolidated net sales	31.2%	26.1%	2.1%	59.4%

Six months ended September 30, 2007

million yen

	The Americas	Europe	Other	Total
Ⅰ Overseas sales	267,893	246,101	27,016	541,012
Ⅱ Consolidated net sales				694,803
Ⅲ Ratio of overseas sales to consolidated net sales	38.6%	35.4%	3.9%	77.9%

Year ended March 31, 2007

million yen

	The Americas	Europe	Other	Total
Ⅰ Overseas sales	353,242	266,205	23,602	643,050
Ⅱ Consolidated net sales				966,534
Ⅲ Ratio of overseas sales to consolidated net sales	36.5%	27.5%	2.5%	66.5%

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
	million yen		million yen		million yen	
(Assets)						
I Current assets						
1 Cash and deposits	650,623		735,344		796,140	
2 Notes receivable	2,511		362		1,517	
3 Trade accounts receivable	113,866		288,138		192,654	
4 Inventories	20,482		34,839		20,234	
5 Deferred income taxes	17,559		24,265		22,002	
6 Other current assets	98,625		140,969		148,322	
7 Allowance for doubtful accounts	(6)		(3)		(2)	
Total current assets	**903,662**	**83.8**	**1,223,916**	**87.4**	**1,180,869**	**86.4**
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings	12,676		12,351		12,631	
(2) Land	25,184		25,077		25,077	
(3) Others	2,668		3,985		3,632	
Total property, plant and equipment	40,529		41,414		41,341	
2 Intangible assets	459		308		337	
3 Investments and other assets						
(1) Investments in securities	76,992		84,090		84,992	
(2) Investments in affiliates	32,487		32,791		32,604	
(3) Deferred income taxes	9,102		14,067		10,434	
(4) Other investments and other assets	17,436		3,689		15,697	
(5) Allowance for doubtful accounts	(2,266)		(10)		(10)	
Total investments and other assets	133,752		134,628		143,719	
Total fixed assets	**174,741**	**16.2**	**176,351**	**12.6**	**185,398**	**13.6**
Total assets	**1,078,404**	**100.0**	**1,400,267**	**100.0**	**1,366,267**	**100.0**

Description / Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
	million yen		million yen		million yen	
(Liabilities)						
I Current liabilities						
1 Notes payable	5,767		8,463		8,919	
2 Trade accounts payable	145,780		292,477		287,029	
3 Other accounts payable	15,023		21,421		21,837	
4 Accrued income taxes	38,985		77,687		78,294	
5 Reserve for bonuses	1,555		1,628		1,779	
6 Reserve for directors' bonuses	130		370		-	
7 Other current liabilities	17,937		22,239		20,650	
Total current liabilities	**225,180**	**20.9**	**424,288**	**30.3**	**418,510**	**30.6**
II Non-current liabilities						
1 Non-current accounts payable	845		676		680	
Total non-current liabilities	**845**	**0.1**	**676**	**0.0**	**680**	**0.1**
Total liabilities	**226,025**	**21.0**	**424,965**	**30.3**	**419,191**	**30.7**
(Net assets)						
I Owners' equity						
1 Common stock	10,065		10,065		10,065	
2 Additional paid-in capital						
(1) Capital reserve	11,584		11,584		11,584	
(2) Other additional paid-in capital	1		9		2	
Total additional paid-in capital	11,585		11,593		11,586	
3 Retained earnings						
(1) Legal reserve	2,516		2,516		2,516	
(2) Other retained earnings						
Special reserve	42		40		40	
General reserve	860,000		860,000		860,000	
Unappropriated retained earnings	113,473		240,003		209,368	
Total other retained earnings	973,516		1,100,044		1,069,408	
Total retained earnings	976,032		1,102,560		1,071,925	
4 Treasury stock	(155,214)		(155,738)		(155,396)	
Total owners' equity	**842,468**	**78.1**	**968,480**	**69.2**	**938,181**	**68.7**
II Valuation and translation adjustments						
1 Unrealized gains on other securities	9,909		6,821		8,895	
Total valuation and translation adjustments	9,909	0.9	6,821	0.5	8,895	0.6
Total net assets	**852,378**	**79.0**	**975,302**	**69.7**	**947,076**	**69.3**
Total liabilities and net assets	**1,078,404**	**100.0**	**1,400,267**	**100.0**	**1,366,267**	**100.0**

NON-CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six months ended September 30, 2006		**Six months ended September 30, 2007**		Year Ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
I Net sales	286,393	100.0	634,996	100.0	898,639	100.0
II Cost of sales	177,659	62.0	428,697	67.5	596,507	66.4
Gross margin	**108,734**	**38.0**	**206,299**	**32.5**	**302,132**	**33.6**
III Selling, general, and administrative expenses	39,006	13.7	39,312	6.2	89,843	10.0
Operating income	**69,727**	**24.3**	**166,987**	**26.3**	**212,288**	**23.6**
IV Other income	**23,632**	**8.3**	**19,895**	**3.1**	**52,423**	**5.8**
1 Interest income	11,495		13,094		24,055	
2 Foreign exchange gains	10,174		2,877		23,131	
3 Other	1,962		3,923		5,236	
V Other expenses	**436**	**0.2**	**625**	**0.1**	**1,308**	**0.1**
1 Sales discount	390		591		1,233	
2 Other	45		34		75	
Income before income taxes and extraordinary items	**92,923**	**32.4**	**186,257**	**29.3**	**263,403**	**29.3**
VI Extraordinary gains	801	0.3	-	-	4,056	0.4
VII Extraordinary losses	1,553	0.5	1,660	0.2	2,067	0.2
Income before income taxes	**92,171**	**32.2**	**184,596**	**29.1**	**265,392**	**29.5**
Provision for income taxes and enterprise taxes	38,765	13.6	79,140	12.5	112,221	12.5
Prior year income taxes	17,798	6.2	-	-	17,798	1.9
Income taxes deferred	(2,290)	(0.8)	(4,478)	(0.7)	(7,371)	(0.8)
Net income	**37,897**	**13.2**	**109,935**	**17.3**	**142,743**	**15.9**

NON-CONSOLIDATED STATEMENT OF NET ASSETS

Six months period ended September 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity		
		Additional paid-in capital	
	Common stock	Capital reserve	Other additional paid-in capital
Balance as of March 31, 2006	10,065	11,584	0
Amount of changes in the six months period			
* Reversal of special reserve	-	-	-
* Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
* General reserve	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	0
Net amount of changes in the six months period other than owners' equity	-	-	-
Total amount of changes in the six months period	-	-	0
Balance as of September 30, 2006	10,065	11,584	1

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings				Treasury stock	Total owners' equity	Unrealized gains on other securities
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	2,516	44	810,000	166,686	(155,112)	845,785	10,716
Amount of changes in the six months period							
* Reversal of special reserve	-	(2)	-	2	-	-	-
* Dividends from retained earnings	-	-	-	(40,932)	-	(40,932)	-
* Directors' bonuses	-	-	-	(180)	-	(180)	-
* General reserve	-	-	50,000	(50,000)	-	-	-
Net income	-	-	-	37,897	-	37,897	-
Purchase of treasury stock	-	-	-	-	(102)	(102)	-
Disposal of treasury stock	-	-	-	-	0	0	-
Net amount of changes in the six months period other than owners' equity	-	-	-	-	-	-	(806)
Total amount of changes in the six months period	-	(2)	50,000	(53,212)	(102)	(3,316)	(806)
Balance as of September 30, 2006	2,516	42	860,000	113,473	(155,214)	842,468	9,909

[Note] *Allocated at the annual general meeting of shareholders' held in June 2006.

NON-CONSOLIDATED STATEMENT OF NET ASSETS

Six months ended September 2007 (April 1, 2007 - September 30, 2007)

million yen

	Owners' equity		
		Additional paid-in capital	
	Common stock	Capital reserve	Other additional paid-in capital
Balance as of March 31, 2007	10,065	11,584	2
Amount of changes in the six months period			
Dividends from retained earnings	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	6
Net amount of changes in the six months period other than owners' equity	-	-	-
Total amount of changes in the six months period	-	-	6
Balance as of September 30, 2007	10,065	11,584	9

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings				Treasury stock	Total owners' equity	Unrealized gains on other securities
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2007	2,516	40	860,000	209,368	(155,396)	938,181	8,895
Amount of changes in the six months period							
Dividends from retained earnings	-	-	-	(79,299)	-	(79,299)	-
Net income	-	-	-	109,935	-	109,935	-
Purchase of treasury stock	-	-	-	-	(344)	(344)	-
Disposal of treasury stock	-	-	-	-	2	8	-
Net amount of changes in the six months period other than owners' equity	-	-	-	-	-	-	(2,073)
Total amount of changes in the six months period	-	-	-	30,635	(342)	30,299	(2,073)
Balance as of September 30, 2007	2,516	40	860,000	240,003	(155,738)	968,480	6,821

NON-CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity		
		Additional paid-in capital	
	Common stock	Capital reserve	Other additional paid-in capital
Balance as of March 31, 2006	10,065	11,584	0
Amount of changes in the fiscal year			
* Reversal of special reserve	-	-	-
Reversal of special reserve	-	-	-
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
* General reserve	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	1
Net amount of changes in the fiscal year other than owners' equity	-	-	-
Total amount of changes in the fiscal year	-	-	1
Balance as of March 31, 2007	10,065	11,584	2

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings				Treasury stock	Total owners' equity	Unrealized gains on other securities
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	2,516	44	810,000	166,686	(155,112)	845,785	10,716
Amount of changes in the fiscal year							
* Reversal of special reserve	-	(2)	-	2	-	-	-
Reversal of special reserve	-	(2)	-	2	-	-	-
* Dividends from retained earnings	-	-	-	(40,932)	-	(40,932)	-
Dividends from retained earnings	-	-	-	(8,953)	-	(8,953)	-
* Directors' bonuses	-	-	-	(180)	-	(180)	-
* General reserve	-	-	50,000	(50,000)	-	-	-
Net income	-	-	-	142,743	-	142,743	-
Purchase of treasury stock	-	-	-	-	(284)	(284)	-
Disposal of treasury stock	-	-	-	-	1	2	-
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-	-	(1,821)
Total amount of changes in the fiscal year	-	(4)	50,000	42,681	(283)	92,395	(1,821)
Balance as of March 31, 2007	2,516	40	860,000	209,368	(155,396)	938,181	8,895

[Note] *Allocated at the annual general meeting of shareholders' held in June 2006.

Others

(1)Consolidated sales information

million yen

Business category	Main products	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Electronic entertainment products	Hardware			
	Handheld	155,696	210,793	374,063
	Console	3,814	200,928	156,478
	Others	9,096	40,966	54,258
	Hardware total	168,607	452,687	584,800
	Software			
	Handheld	117,554	152,528	291,916
	Console	10,684	83,008	82,361
	Royalty, content income, etc.	1,108	5,074	5,301
	Software total	129,346	240,611	379,578
	Electronic entertainment products total	297,954	693,299	964,379
Other	Playing cards, Karuta, etc.	862	1,503	2,154
Total		298,817	694,803	966,534

(2)Other consolidated information

million yen

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007	Year ending March 31, 2008 (forecast)
Capital investments	4,025	5,160	11,232	10,000
Depreciation expenses of tangible assets	1,961	3,358	5,093	6,500
Research and development expenses	19,156	18,084	37,725	45,000
Marketing expenses	28,178	46,335	82,339	115,000
Foreign exchange gains	10,057	2,149	25,741	-
Foreign exchange losses	-	-	-	9,000
Number of employees (At year-end)	3,257	3,586	3,373	-
Average exchange rates 1 US $ =	115.38	119.34	117.02	117.17
1 Euro =	145.97	162.31	150.09	161.15

(3)Balance of assets in major foreign currencies without exchange contracts (Non-consolidated)

million U.S. dollars / euros

		As of September 30, 2006		As of September 30, 2007		As of March 31, 2007		As of March 31, 2008
		Balance	Exchange rate	Balance	Exchange rate	Balance	Exchange rate	Estimated exchange rates
US $	Cash and deposits	2,934	1 US $ =	2,592	1 US $ =	2,940	1 US $ =	1 US $ =
	Trade accounts receivable	499	117.90 yen	1,130	115.43 yen	779	118.05 yen	115.00 yen
Euro	Cash and deposits	752	1 Euro =	972	1 Euro =	693	1 Euro =	1 Euro =
	Trade accounts receivable	271	149.77 yen	862	163.38 yen	522	157.33 yen	160.00 yen

(Note) Trade accounts payable as of September 30, 2007 : 293 million U.S. dollars.

(4) Consolidated sales units, number of new titles, and sales unit forecast

Sales units in ten thousands
Number of new titles released

			Actual Apr.-Sept. '06	Actual Apr.-Sept. '07	Life-to-date Sept. '07	Forecast Apr. '07-Mar. '08
Game Boy Advance	Hardware	Japan	8	7	1,673	
		The Americas	100	55	4,165	
		Other	58	39	2,210	
		Total	166	102	8,048	
of which Game Boy Advance SP		Japan	6	0	651	
		The Americas	100	54	2,401	
		Other	51	36	1,231	
		Total	156	90	4,282	
	Software	Japan	170	22	7,259	
		The Americas	1,355	487	21,344	
		Other	455	129	8,660	
		Total	1,980	638	37,263	1,000
	New titles	Japan	14	-	786	
		The Americas	75	18	1,010	
		Other	52	11	915	
Nintendo DS	Hardware	Japan	461	368	1,971	
		The Americas	240	432	1,606	
		Other	309	535	1,788	
		Total	1,009	1,335	5,364	2,800
of which Nintendo DS Lite		Japan	440	368	1,316	
		The Americas	223	432	1,073	
		Other	186	507	1,104	
		Total	848	1,307	3,493	
	Software	Japan	2,064	2,001	9,513	
		The Americas	1,194	2,440	8,242	
		Other	1,059	3,109	8,193	
		Total	4,316	7,550	25,948	16,500
	New titles	Japan	100	207	652	
		The Americas	52	121	393	
		Other	47	138	400	
Nintendo GameCube	Hardware	Japan	2	0	402	
		The Americas	27	8	1,288	
		Other	6	0	476	
		Total	35	8	2,166	
	Software	Japan	30	6	2,747	
		The Americas	788	166	13,778	
		Other	80	14	4,248	
		Total	898	185	20,774	250
	New titles	Japan	6	-	275	
		The Americas	28	3	552	
		Other	14	1	453	
Wii	Hardware	Japan	-	167	367	
		The Americas	-	309	546	
		Other	-	257	404	
		Total	-	733	1,317	1,750
	Software	Japan	-	577	1,190	
		The Americas	-	1,900	3,349	
		Other	-	1,220	2,043	
		Total	-	3,697	6,581	9,700
	New titles	Japan	-	36	74	
		The Americas	-	67	114	
		Other	-	47	92	

[Notes]

1 New titles-Other include new titles in the European and Australian markets.

2 Actual sales units of software include quantity bundled with hardware.

3 Software forecast figures do include quantity bundled with hardware for the results ended September 30, 2007, however, software forecast figures in and after October 2007 do not include quantity bundled with hardware.

October 25, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) as set forth in the "Consolidated Financial Statements" dated July 25, 2007 as follows.

1. Financial forecast modifications for the year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on July 25, 2007	1,400,000	370,000	410,000	245,000	1,915.56
Modified forecast (B)	1,550,000	420,000	460,000	275,000	2,150.16
Net increase/decrease (B-A)	150,000	50,000	50,000	30,000	-
Net increase/decrease percentage	10.7	13.5	12.2	12.2	-
Year ended March 31, 2007	966,534	226,024	288,839	174,290	1,362.61

2.Reason for modification

Sales forecast is revised due to robust sales of both "Nintendo DS" (a handheld gaming device) and "Wii" (a home gaming console). Considering recent trends in foreign exchanges, exchange rates assumed for the fiscal year ending March 31, 2008 are changed at the rate of 118 yen to 115 yen per U.S. dollar and 155 yen to 160 yen per euro. Accordingly, net sales, operating income, income before income taxes and extraordinary items, and net income for the fiscal year ending March 31, 2008 are expected to increase beyond the previous forecasts.

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

In addition, the number of outstanding shares used for calculating "Estimated annual earnings per share" is the estimated average number of outstanding shares for the fiscal year.

Nintendo®

October 25, 2007
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Year-end Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its year-end dividend forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) based on "Notice of Financial Forecast Modifications" announced today as follows.

1.Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ending March 31, 2008, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

Based on this policy, if actual financial results are in line with our modified forecasts, the former alternative (dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit) will be adopted following the projected amount of consolidated operating income to reach 420.0 billion yen. As a result, the annual dividend per share for the fiscal year ending March 31, 2008 is expected to be 1,090 yen (interim: 140 yen, year-end: 950 yen).

Although financial results for the fiscal year ending March 31, 2008 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

2.Year-end dividend forecast modification for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on July 25, 2007	140	820	960
Modified forecast		950	1,090
Six months ended Sept. 30, 2007	140		
Year ended March 31, 2007	70	620	690

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

October 25, 2007

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Dissolution of a Subsidiary

Please be advised that a resolution has been made that a subsidiary mentioned below be dissolved.

1. Information about the subsidiary

Name:	Nintendo Research, Inc.
Address:	700 North Brand Blvd., Suite 850, Glendale, CA 91203
Representative:	Shigeyuki Takahashi

2. Subsidiary outlook

Business:	Investigations of the new field for developing entertainment market
Established date:	January 17, 2006
Capital:	US$10,000.00
Number of outstanding shares:	1,000,000 shares
Net assets:	US$ 1,753,000(As of September 30, 2007)
Total assets:	US$ 1,957,000(As of September 30, 2007)
Fiscal year-end:	March 31
Employees:	3
Shareholders:	Nintendo Co., Ltd. 100%

3. Reason of the dissolution

The said subsidiary completed the task described above.

4. Future outlook

Impact to the business results is minor.

5. Schedule of the dissolution

Around December 2007(scheduled):	Dissolution
Around March 31, 2008 (scheduled):	Completion of liquidation

Nintendo Co., Ltd.

Financial Results Briefing for the Six-Month Period Ended September 2007

(Briefing Date: 2007/10/26)

Supplementary Information

[Note]

Forecasts announced by Nintendo Co., Ltd. herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast and other forecasts).

Semi-Annual Consolidated Statements of Income Transition

million yen

	FY3/2002 Apr.-Sept.'01	FY3/2003 Apr.-Sept.'02	FY3/2004 Apr.-Sept.'03	FY3/2005 Apr.-Sept.'04	FY3/2006 Apr.-Sept.'05	FY3/2007 Apr.-Sept.'06	FY3/2008 Apr.-Sept.'07
Net sales	225,722	208,002	211,382	188,009	176,364	298,817	694,803
Cost of sales	130,458	141,879	135,722	98,454	103,454	162,974	413,048
Gross margin	95,263	66,123	75,659	89,554	72,910	135,842	281,754
(Gross margin ratio)	(42.2%)	(31.8%)	(35.8%)	(47.6%)	(41.3%)	(45.5%)	(40.6%)
Selling, general, and administrative expenses	44,041	38,199	46,888	49,541	53,297	68,730	92,969
Operating income	51,221	27,924	28,771	40,013	19,613	67,111	188,784
(Operating income ratio)	(22.7%)	(13.4%)	(13.6%)	(21.3%)	(11.1%)	(22.5%)	(27.2%)
Other income	13,502	9,977	5,934	42,492	37,342	27,958	27,259
(of which foreign exchange gains)	(-)	(-)	(-)	(36,102)	(24,151)	(10,057)	(2,149)
Other expenses	13,166	29,484	40,555	3,287	131	393	666
(of which foreign exchange losses)	(12,936)	(29,105)	(40,303)	(-)	(-)	(-)	(-)
Income before income taxes and extraordinary items	51,557	8,416	-5,849	79,218	56,824	94,676	215,376
(Income before income taxes and extraordinary items ratio)	(22.8%)	(4.0%)	(-2.8%)	(42.1%)	(32.2%)	(31.7%)	(31.0%)
Extraordinary gains	3,851	19,248	2,378	1,478	4,571	253	3,885
Extraordinary losses	223	186	68	19	252	1	1,623
Income before income taxes and minority interests	55,186	27,478	-3,539	80,676	61,144	94,929	217,639
Income taxes	21,364	8,581	-674	34,296	24,542	40,602	85,294
Minority interests	-527	-78	20	-65	-23	-18	-76
Net income	34,349	18,974	-2,885	46,445	36,625	54,345	132,421
(Net income ratio)	(15.2%)	(9.1%)	(-1.4%)	(24.7%)	(20.8%)	(18.2%)	(19.1%)

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2007			FY3/2008		
	1Q	2Q	Total	1Q	2Q	Total
Net sales	130,919	167,897	298,817	340,439	354,363	694,803
Cost of sales	67,876	95,097	162,974	201,336	211,712	413,048
Gross margin	63,043	72,799	135,842	139,103	142,651	281,754
(Gross margin ratio)	(48.2%)	(43.4%)	(45.5%)	(40.9%)	(40.3%)	(40.6%)
Selling, general, and administrative expenses	34,241	34,489	68,730	48,471	44,497	92,969
Operating income	28,802	38,309	67,111	90,631	98,153	188,784
(Operating income ratio)	(22.0%)	(22.8%)	(22.5%)	(26.6%)	(27.7%)	(27.2%)
Other income	7,708	20,249	27,958	41,144	−13,885	27,259
(of which foreign exchange gains)	(−)	(10,057)	(10,057)	(29,032)	(−26,882)	(2,149)
Other expenses	3,840	−3,446	393	326	340	666
(of which foreign exchange losses)	(3,462)	(−3,462)	(−)	(−)	(−)	(−)
Income before income taxes and extraordinary items	32,670	62,006	94,676	131,449	83,926	215,376
(Income before income taxes and extraordinary items ratio)	(25.0%)	(36.9%)	(31.7%)	(38.6%)	(23.7%)	(31.0%)
Extraordinary gains	6	246	253	649	3,236	3,885
Extraordinary losses	123	−122	1	15	1,608	1,623
Income before income taxes and minority interests	32,553	62,375	94,929	132,084	85,555	217,639
Income taxes	17,012	23,589	40,602	51,898	33,395	85,294
Minority interests	−10	−8	−18	−66	−10	−76
Net income	15,551	38,793	54,345	80,251	52,169	132,421
(Net income ratio)	(11.9%)	(23.1%)	(18.2%)	(23.6%)	(14.7%)	(19.1%)

Consolidated Sales Units of "Nintendo DS" (FY3/2008)

1. Hardware

units in ten thousands



300
250
200
150
100
50
0

	1Q	2Q
Japan	208	160
The Americas	239	192
Other	250	285

2. Software

units in ten thousands



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0

	1Q	2Q
Japan	979	1,023
The Americas	1,129	1,311
Other	1,318	1,791

Consolidated Sales Units of "Wii" (FY3/2008)

1. Hardware

units in ten thousands



	1Q	2Q
Japan	95	72
The Americas	144	165
Other	104	154

2. Software

units in ten thousands



	1Q	2Q
Japan	278	299
The Americas	870	1,030
Other	450	770

Million-Seller Titles of NINTENDO Products

FY3/2008

units in ten thousands

	FY3/2008(4/07 ~ 9/07) Total	of which Japan	of which Overseas	Life-to-date Total
Nintendo DS				
Pokémon Diamond/Pearl	**695**	16	679	**1,217**
Brain Age 2: More Training in Minutes a Day	**323**	50	273	**753**
Nintendogs	**217**	13	204	**1,577**
New Super Mario Bros.	**201**	50	151	**1,150**
Brain Age: Train Your Brain in Minutes a Day	**196**	31	165	**966**
Mario Kart DS	**150**	41	108	**853**
The Legend of Zelda: Phantom Hourglass	**135**	91	44	**135**
Pokémon Mystery Dungeon: Toki/Yami no Tankentai	**129**	129	0	**129**
Wii				
Wii Sports	**659**	93	566	**1,186**
Wii Play (Wii Remote bundled)	**369**	66	303	**632**
Mario Party 8	**289**	86	203	**289**
Super Paper Mario	**174**	49	125	**174**
Big Brain Academy: Wii Degree	**138**	38	99	**138**
Mario Strikers Charged	**133**	24	110	**133**

[Note] Software units include quantity bundled with hardware.

Foreign Currency Transaction Information

	FY3/2008 1Q	FY3/2008 2Q	FY3/2007 Full Year
Consolidated Net Sales in Foreign Currencies			
U.S. Dollar	1 billion		2.8 billion
	2 billion		
Euro	0.6 billion		1.7 billion
	1.5 billion		

[redacted]

	FY3/2008 1Q	FY3/2008 2Q	FY3/2007 Full Year
Non-Consolidated Purchases in U.S. Dollars	0.5 billion		1.2 billion
	1 billion		

[redacted]

yen

	FY3/2008 1Q	FY3/2008 2Q	FY3/2007 Full Year
Average Exchange Rates			
1 U.S. Dollar=	120.80		117.02
	119.34		
1 Euro=	162.74		150.09
	162.31		

[redacted]

million dollars/euros

	FY3/2008 2007/6/30	FY3/2008 2007/9/30	FY3/2007 2007/3/31
Balance of Assets and Liabilities in Major Foreign Currencies without Exchange Contract (Non-Consolidated)			
Cash and deposits (U.S.$)	2,203	2,592	2,940
Trade accounts receivable (U.S.$)	911	1,130	779
Trade accounts payable (U.S.$)	268	293	238
Cash and deposits (Euro)	501	972	693
Trade accounts receivable (Euro)	763	862	522

[redacted]

yen

	FY3/2008 2007/6/30	FY3/2008 2007/9/30	FY3/2007 2007/3/31
Exchange Rates			
1 U.S. Dollar=	123.26	115.43	118.05
1 Euro=	165.64	163.38	157.33

Launch Dates of Primary NINTENDO Products by Region (Apr.2007～Sep.2007)

Region	Category	Nintendo DS Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)				
	(Software)	Mario vs Donkey Kong 2: March of the Minis	2007/4/12	Super Paper Mario	2007/4/19
		Clubhouse Games (Wi-Fi compatible)	2007/4/19	Big Brain Academy: Wii Degree	2007/4/26
		Planet Puzzle League	2007/4/26	Donkey Kong: Barrel Blast	2007/6/28
		Elite Beat Agents 2	2007/5/17	Mario Party 8	2007/7/26
		Kurikin Nano Island Story	2007/5/24	Endless Ocean	2007/8/2
		Flash Focus: Vision Training in Minutes a Day	2007/5/31	Mario Strikers Charged	2007/9/20
		Sujin Taisen	2007/6/7		
		The Legend of Zelda: Phantom Hourglass	2007/6/23		
		Chibi-Robo: Park Patrol	2007/7/5		
		Ganbaru Watashi no Kakei Diary	2007/7/12		
		Face Training de Hyojoyutaka ni Inshoappu Otona no DS Face Training	2007/8/2		
		Slide Adventure Magukiddo	2007/8/2		
		DK: Jungle Climber	2007/8/9		
		Theta	2007/9/6		
		Pokémon Mystery Dungeon Toki no Tankentai	2007/9/13		
		Pokémon Mystery Dungeon Yami no Tankentai	2007/9/13		
The United States	(Hardware)				
	(Software)	Pokémon Diamond	2007/4/22	Super Paper Mario	2007/4/9
		Pokémon Pearl	2007/4/22	Mario Party 8	2007/5/29
		Planet Puzzle League	2007/6/4	Big Brain Academy: Wii Degree	2007/6/11
		Picross DS	2007/7/30	Pokémon Battle Revolution	2007/6/25
		Brain Age 2: More Training in Minutes a Day	2007/8/20	Mario Strikers Charged	2007/7/30
		DK: Jungle Climber	2007/9/10	Metroid Prime 3 Corruption	2007/8/27
Europe	(Hardware)				
	(Software)	Hotel Dusk: Room 215	2007/4/13	Mario Strikers Charged Football	2007/5/25
		Pokémon Ranger	2007/4/13	Pangya! Golf with Style	2007/6/8
		Diddy Kong Racing DS	2007/4/20	Mario Party 8	2007/6/22
		Picross DS	2007/5/11	Big Brain Academy for Wii	2007/7/20
		Custom Robo Arena	2007/5/25	Trauma Center Second Opinion	2007/8/10
		Wario: Master of Disguise	2007/6/1	Super Paper Mario	2007/9/14
		Metroid Prime Pinball	2007/6/22		
		Kirby Mouse Attack	2007/6/22		
		More Brain Training from Dr.Kawashima: How Old Is Your Brain?	2007/6/29		
		Planet Puzzle League	2007/6/29		
		Elite Beat Agents	2007/7/13		
		Pokémon Diamond	2007/7/27		
		Pokémon Pearl	2007/7/27		
		Freshly Picked - Tingle's Rosy Rupeeland	2007/9/14		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Products by Region (Oct. 2007~)

		Nintendo DS		Wii	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)				
	(Software)	ARCHAIC SEALED HEAT	2007/10/4	Super Mario Galaxy	2007/11/1
		Tashiten Tashite 10 ni Suru Monogatari	2007/10/10	Mario & Sonic at Beijing Olympic Games	2007/11/22
		DS Bungaku Zenshu	2007/10/18	Wii Fit	2007/12/1
		Mario Party DS	2007/11/8	Super Smash Bros. Brawl	2008/1/24
		Kosoku Card Battle Card Hero	2007/12	Mario Kart Wii (Temp.)	2008
		DS Bimoji Training	2008	Wii Music	2008
		Eternal Chronicle (Temp.)	2008	Super Mario Stadium Family Baseball	2008
		Somaburinga	2008	Disaster: Day of Crisis	2008
		Fire Emblem (Temp.)	2008	Animal Crossing (Temp.)	2008
		Advance Wars: Days of Ruin	2008	Battalion Wars 2	2008
		Hoshi no Kirby Ultra Super Deluxe (Temp.)	2008	Kirby (Temp.)	2008
		Mario & Sonic at Beijing Olympic Games	2008	Metroid Prime 3 Corruption	2008
The United States	(Hardware)				
	(Software)	The Legend of Zelda: Phantom Hourglass	2007/10/1	Donkey Kong: Barrel Blast	2007/10/8
		Chibi-Robo: Park Patrol	2007/10/2	Battalion Wars 2	2007/10/29
		Flash Focus: Vision Training in Minutes a Day	2007/10/15	Fire Emblem: Radiant Dawn	2007/11/5
		Mario Party DS	2007/11/19	Super Mario Galaxy	2007/11/12
		Master of Illusion	2007/11/26	Link's Crossbow Training (packaged with Wii Zapper)	2007/11/19
		Advance Wars: Days of Ruin	2008/1/21	Endless Ocean	2008/1/21
		Professor Layton and the Curious Village	2008/2/4	Super Smash Bros. Brawl	2008/2/10
				Mario Kart Wii (Temp.)	2008
				Wii Fit	2008
Europe	(Hardware)				
	(Software)	The Legend of Zelda: Phantom Hourglass	2007/10/19	Metroid Prime 3 Corruption	2007/10/26
		Practice English! Face Everyday Situations	2007/10/26	Endless Ocean	2007/11/9
		Mario Party DS	2007/11/23	Super Mario Galaxy	2007/11/16
		Sight Training	2007/11/23	Pokémon Battle Revolution	2007/12/7
		DS Novel	2007-2008 Winter	Wii Chess	2007-2008 Winter
		Advance Wars 2	2008	Wii Fitness	2008
				Mario Kart Wii	2008
				Super Smash Bros. Brawl	2008
				Battalion Wars 2	2008

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different within the United States and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup (extracts)

Nintendo DS Title	Third-Party Publisher	Launch Date
<Japan>		
SONIC RUSH ADVENTURE	SEGA	2007/10/18
PRO EVOLUTION SOCCER 2008	Konami Digital Entertainment	2007/10/25
Sangokushi DS 2(Temp)	KOEI	2007/11/1
COOKING MAMA	TAITO	2007/11/15
DUNGEON EXPLORER Warriors of Ancient Arts	HUDSON	2007/11/15
FAMISUTA DS(Temp)	NAMCO BANDAI	2007/11/15
RYUSEINO ROKKUMAN2 (Temp)	CAPCOM	2007/11/22
DRAGON QUEST IV Michibikareshi Monotachi(Temp)	SQUARE ENIX	2007/11/22
DS KAGEYAMA METHOD TADASHIIKANJIKAKITORIKUN(Temp)	SHOGAKUKAN	2007/11/29
NONAI ESUTE IQ SAPURI DS2(Temp)	Spike	2007/11/29
Professor Layton and the Devil's box (Temp)	LEVEL-5	2007/11/29
BOKUTOSIMUNOMACHI(Temp)	ELECTRONIC ARTS	2007/12/6
PAWAPUROKUN POCKET 10	Konami Digital Entertainment	2007/12/6
Tales of Innocence	NAMCO BANDAI	2007/12/6
DS KAGEYAMA METHOD MASU・MASU PREHYAKUMASUKEISAN(Temp	SHOGAKUKAN	2007/12/13
FINAL FANTASY IV	SQUARE ENIX	2007/12/20
HEISEIKYOIKUIINKAI DS ZENKOKUTOITUMOSI SPECIAL(Temp)	NAMCO BANDAI	2007/12/20
JINSEI GAMEQ DS(Temp)	TAKARATOMY	2007/12
NINJA GAIDEN Dragon Sword	TECMO	2007
Etrian Odyssey II	ATLUS	2007－2008 Winter
INAZUMA ELEVEN(Temp.)	LEVEL-5	2007－2008 Winter
Rune Factory 2	Marvelous Entertainment	2008/1/3
Harvest Moon DS3	Marvelous Entertainment	2008/2
SUDOKU DS(Temp)	HUDSON	2008/3
DRAGON QUEST IX Hoshizora no Mamoribito(Temp)	SQUARE ENIX	2008
<Overseas> ~North America~		
THE SIMS 2 CASTAWAY	Electronic Arts	2007/10/23
Napoleon Dynamite	Crave Entertainment	2007/10/23
Ed, Edd n Eddy™: Scam of the Century	D3Publisher of America®	2007/10/23
THE SIMPSONS	Electronic Arts	2007/10/30
LEGO® Star Wars™: The Complete Saga	LucasArts	2007/11/6
DRAGON QUEST MONSTERS™: Joker	Square Enix, Inc	2007/11/6
Enchanted	Disney Interactive Studios	2007/11/13
BOOGIE	Electronic Arts	2007/11/13
Cooking Mama 2: Dinner with Friends	Majesco Entertainment	2007/11/13
Godzilla Unleashed Double Smash	Atari	2007/11/20
FINAL FANTASY® XII: REVANANT WINGS™	Square Enix, Inc.	2007/11/20
Call of Duty®: Modern Warfare™	Activision	2007/11
Contra 4	Konami Digital Entertainment, Inc.	2007/11
AMF Bowling Pinbusters!	Mud Duck Games	2007/11
Ninja Gaiden® Dragon Sword	Tecmo	2007/11
WWE® SmackDown® vs Raw® 2008	THQ	2007/11
My Word Coach	Ubisoft	2007/11
Alvin and The Chipmunks	Brash Entertainment	2007/12/4
The Golden Compass™	SEGA	2007/12/4
M&M'S® Kart Racing	DSI Games	2008/1/25
Assassin's Creed	Ubisoft	2008/2
Polar Golf	MumboJumbo	2008/1Q
Harvest Moon DS Cute	Natsume	2008/1Q
Mario & Sonic at the Olympic Games™	SEGA	2008/1Q

Wii Title	Third-Party Publisher	Launch Date
<Japan>		
TAKARAJIMA Z(Temp.)	CAPCOM	2007/10/25
DanceDanceRevolution HOTTEST PARTY	Konami Digital Entertainment	2007/10/25
OPOONA	KOEI	2007/11/1
Resident Evil The Umbrella Chronicles	CAPCOM	2007/11/15
NARUTO SHIPPUDEN GEKITONINJATAISEN EX2(Temp)	TAKARATOMY	2007/11/29
Super Swing Golf Season 2	TECMO	2007/11/29
TAMAGOCCHINOFURIFURIKAGEKIDAN(Temp)	NAMCO BANDAI	2007/12/6
NO MORE HEROES	Marvelous Entertainment	2007/12/6
Rayman Raving Rabbids 2	Ubisoft	2007/12/6
Chocobo's Dungeon Toki-Wasure no Meikyuu(Temp)	SQUARE ENIX	2007/12/13
NiGHTS Jorney of Dreams	SEGA	2007/12/13
SOULCALIBUR Legends	NAMCO BANDAI	2007/12/13
FIFA 08 World Class Soccer	ELECTRONIC ARTS	2007/12/20
JIKKYO PAWAFURUPROYAKYU Wii KETTEIBAN(Temp)	Konami Digital Entertainment	2007/12/20
RYGAR THE BATTLE OF ARGUS	TECMO	2007
WE LOVE GOLF!	CAPCOM	2007－2008 Winter
SONIC RIDERS ZERO GRAVITY	SEGA	2008/1
MEDAL OF HONOR HEROES 2	ELECTRONIC ARTS	2008/2
DECASPORTA	HUDSON	2008/3
BOMBERMAN(Temp)	HUDSON	2008Spring
Tales of Symphonia -Knight of Ratatosk-(Temp)	NAMCO BANDAI	2008Spring
Project O(Temp)	Marvelous Entertainment	2008Spring
FURAINOSHIREN3(Temp)	SEGA	2008
Family trainer Athletic World	NAMCO BANDAI	2008
FINAL FANTASY CRYSTAL CHRONICLES THE CRYSTAL BEARERS	SQUARE ENIX	TBA
<Overseas> ~North America~		
Guitar Hero III™ Legends of Rock	Activision	2007/10/28
THE SIMPSONS	Electronic Arts	2007/10/30
DanceDance Revolution Hottest Party	Konami Digital Entertainment, Inc.	2007/11/6
LEGO® Star Wars™: The Complete Saga	LucasArts	2007/11/6
Mario & Sonic at the Olympic Games™	SEGA	2007/11/6
Dragon Ball Z Budokai Tenkaichi 3	Atari	2007/11/13
Lara Croft Tomb Raider: Anniversary	Eidos	2007/11/13
BLOCKS	Electronic Arts	2007/11/13
MEDAL OF HONOR HEROES™ 2	Electronic Arts	2007/11/13
Geometry Wars™: Galaxies	Sierra Entertainment, Inc	2007/11/13
SMARTY PANTS™	Electronic Arts	2007/11/19
Trauma Center™: New Blood	Atlus USA	2007/11
Hannah Montana: Spotlight World Tour	Disney Interactive Studios	2007/11
High School Musical: Sing It	Disney Interactive Studios	2007/11
WWE® SmackDown® vs Raw®	THQ	2007/11
Brothers in Arms: Road to Hill 30	Ubisoft	2007/11
Rayman Raving Rabbids 2	Ubisoft	2007/11
Alvin and The Chipmunks	Brash Entertainment	2007/12/4
Rygar®: The Battle of Argus	Tecmo	2007/12
Soulcalibur Legends™	NAMCO BANDAI Games America	2007Winter
NiGHTS™: Journey of Dream	SEGA	2007Holiday
Yamaha Super Cross	DSI Games	2008/2/15
Sonic™ Riders: Zero Gravity	SEGA	2008/2/19
No More Heroes	Ubisoft	2008/2
LUXOR 3	Mumbo Jumbo	2008/1Q

Notes Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories

URL Reference

The URLs listed below include information such as earnings releases and other information which helps you to understand the Company's view and directions.

IR information
http://www.nintendo.co.jp/ir/en/index.html

Nintendo Conference Fall 2007 (2007/10/10)
http://www.irwebcasting.com/071010/53/f078bbc3f8/index.html

Financial Results Briefing for the 67th Fiscal Term Ended March 2007 (2007/4/27)
http://www.irwebcasting.com/070427/15/c05ccf3e9c/index.html

President's speech at Foreign Correspondents' Club of Japan (2006/12/7)
http://www.nintendo.co.jp/n10/061207/en/index.html

Corporate Management Policy Briefing (2006/6/7)
http://www.irwebcasting.com/060607/04/969fa340e1/index.html

*Availability may change without notice.

END